U.S. OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING ORDINARY SHARES AND ADSs
OF
ENDESA, S.A.
FOR
€38.75 PER ORDINARY SHARE AND PER ADS
BY
E.ON ZWÖLFTE VERWALTUNGS GMBH,
 A WHOLLY OWNED SUBSIDIARY OF

 E.ON AG

PURSUANT TO THE U.S. OFFER TO PURCHASE

The U.S. Offer and withdrawal rights will expire at 6:00 p.m.,
New York City time, on March 29, 2007,
unless E.ON Zwölfte Verwaltungs GmbH extends
the U.S. Offer or unless it lapses or is withdrawn.

[•], 2007

To Financial Intermediaries and Custodians:

On behalf of E.ON Zwölfte Verwaltungs GmbH (‘‘E.ON 12’’), a German limited liability company and wholly-owned subsidiary of E.ON Aktiengesellschaft (‘‘E.ON’’), we hereby inform financial intermediaries and custodians of E.ON 12’s offer to acquire all the outstanding ordinary shares, par value €1.20 per share (the ‘‘ordinary shares’’), and American depositary shares (the ‘‘ADSs’’, and together with the ordinary shares, the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (‘‘Endesa’’), at a price of €38.75 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the offer to purchase, dated January 26, 2007, as amended and supplemented by the Supplement to the U.S. Offer to Purchase dated February 14, 2007 (as so amended and supplemented, the ‘‘U.S. Offer to Purchase’’). E.ON 12 is also making a separate, concurrent Spanish offer (the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

ADSs cannot be tendered by means of the Share Form of Acceptance (which is exclusively for use in respect of ordinary shares). Holders of ADSs should use the ADS Letter of Transmittal for tendering such ADSs into the U.S. Offer by following the instructions set forth therein. Copies of the ADS Letter of Transmittal and other related materials may be obtained from the Information Agent, and will be furnished promptly at E.ON 12’s expense.

We urge you to contact your clients as promptly as possible.

Your attention is directed to the following:

1.	The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended or unless it lapses or is withdrawn.

2.	The U.S. Offer is open to holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located. The Offers are both conditioned on receipt of valid tenders in the U.S. Offer and the Spanish Offer for at least an aggregate of 529,481,934 ordinary shares (including ordinary shares represented by ADSs), representing 50.01% of Endesa’s share capital. The Offers are also conditioned upon modifications being made to Endesa’s articles of association. In addition, the U.S. Offer is conditioned on the completion of the Spanish Offer.

3.	The consideration received under the U.S. Offer will, to the extent practicable, be converted into U.S. dollars on the day that it is received by Mellon Investor Services LLC, the U.S. Tender Agent, at the then prevailing spot market rate applicable to similar transactions and will be distributed, net of any expenses incurred, to tendering holders of ordinary shares and ADSs on that date.

4.	E.ON 12 will not pay any fees or commissions to any broker or dealer or other person soliciting tenders of Endesa securities pursuant to the U.S. Offer or the Spanish Offer (other than to the depositary for the ADSs, HSBC Bank plc, as financial advisory, Mellon Investor Services LLC, as U.S. Tender Agent, Innisfree M&A Incorporated, as Information Agent, and Santander Investment S.A., as Spanish Tender Agent). All other fees and expenses which may be incurred as a result of the tender of Endesa securities by a holder thereof will be borne by the holder. Tendering holders will not be obligated to pay transfer taxes on the purchase of ordinary shares by E.ON 12 pursuant to the U.S. Offer. However, U.S. federal income tax backup withholding (at the appropriate rate, currently 28%) may be required, unless the required taxpayer identification information is provided. See Instruction 5 to the Share Form of Acceptance.

5.	To validly tender ordinary shares, the Share Form of Acceptance properly completed and duly executed and any other documents required by the Share Form of Acceptance must be received by the U.S. Tender Agent and ordinary shares must be delivered by book-entry transfer to the U.S. Tender Agent’s account at Santander Investment S.A., its Spanish custodian (the ‘‘Spanish Custodian’’), prior to the expiration of the acceptance period under the U.S. Offer.

6.	You will notify the U.S. Tender Agent of the number of ordinary shares tendered and deliver such ordinary shares by book-entry transfer to the U.S. Tender Agent’s account at the Spanish Custodian. A copy of the Share Form of Acceptance to be used by holders of ordinary shares in accepting the U.S. Offer is attached hereto.

Under no circumstances will interest be paid by E.ON 12 on the purchase price of the Endesa securities, regardless of any extension of the U.S. Offer or any delay in making such payment.

You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended or unless it lapses or is withdrawn. You should forward a copy of the U.S. Offer to Purchase to your clients who are resident in the United States only.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to us, as Information Agent, at the address and telephone number set forth below. Additional copies of the enclosed materials will be furnished at E.ON 12’s expense.

Very truly yours,
Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you or any person the agent of E.ON, E.ON 12 or the U.S. Tender Agent, or any of their affiliates, or authorize you or any other person to use any document or make any representation on behalf of any of them with respect to the U.S. Offer not contained in the U.S. Offer to Purchase or the Share Form of Acceptance.

THE INFORMATION AGENT FOR THE U.S. OFFER IS:

501 Madison Avenue, 20th Floor
New York, NY 10022

HOLDERS OF ORDINARY SHARES AND ADSs CALL TOLL-FREE
(888) 750-5834

BANKS AND BROKERS CALL COLLECT
(212) 750-5833